Exhibit 99.1

Notice of General Meeting

REZOLVE AI PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you

have any doubts about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside of the United Kingdom.

If you have sold or otherwise transferred all of your shares, please pass this document and its enclosures to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

Dear Shareholder

The following document gives notice that a General Meeting ("GM") of Rezolve AI PLC (the "Company") will be held at 2:30 p.m. (UK time) (9:30 a.m. (EDT)) on 30 September 2025 at 21 Sackville Street, London W1S 3DN.

As always, your vote is important to us and we encourage you to vote by completing and submitting a proxy form.

Business of the GM

Included in the business of the GM are customary resolutions to receive and adopt the annual accounts and Directors’ Report for the year ended 31 December 2024, to approve an annual report on remuneration for the year ended 31 December 2024, to approve a new remuneration policy and to confirm the appointment of Macalvins Limited as the company’s auditor.

A copy of the Financial Statements and Directors’ Report for the year ended 31 December 2024, the remuneration report for the year ended 31 December 2024 and the remuneration policy are enclosed with this notice.

Voting at the GM

Voting at the GM will be by way of poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and will help to ensure an exact and definitive result. The poll will be conducted at the physical meeting. If you will not be participating in the meeting in person or otherwise wish to vote in advance, you may appoint a proxy as further detailed on page 4. Those submitting a proxy are encouraged to consider appointing the Chair of the meeting, rather than some other named person, as their proxy. This will ensure that your vote is counted.

Recommendation

The board of directors of the Company considers that the resolutions contained in this Notice are in the best interests of your Company and the shareholders as a whole and recommends that you vote in favour of them. The Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings.

Yours sincerely

/s/ Daniel Wagner

Daniel Wagner Chair and CEO

Rezolve AI PLC

Incorporated and registered in England under number 14573691 Registered office: 21 Sackville Street, London W1S 3DN

Notice is hereby given that a General Meeting ("GM") of Rezolve AI PLC (the "Company") will be held at 2:30 p.m. (UK time) (9:30 a.m. (EDT)) on 30 September 2025 at 21 Sackville Street, London W1S 3DN.

The business of the GM will be to consider and, if thought fit, pass the following resolutions.

All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given on page 3 of this Notice. Additional information for those entitled to attend the AGM can be found on page 4 of this Notice.

ORDINARY RESOLUTIONS

Resolution 1 – Report and accounts 2024

THAT the Directors’ report and the accounts for the year ended 31 December 2024 be received and adopted.

Resolution 2 – Remuneration report 2024

THAT the annual report on remuneration for the year ended 31 December 2024 be approved.

Resolution 3 – Remuneration policy

THAT the remuneration policy as set out in the annual report on remuneration for the year ended 31 December 2024 be approved.

Resolution 4 – Appointment of auditor

THAT Macalvins Limited be appointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 5 – Remuneration of auditor

THAT the board of directors of the Company be authorised to determine the auditor's remuneration.

Dated: 8 September 2025 Registered Office:

21 Sackville Street London

England W1S 3DN

/s/ Daniel Wagner

BY ORDER OF THE BOARD

Director

Incorporated and registered in England under number 14573691

Explanatory notes on the resolutions

The notes on this page give an explanation of the proposed resolutions.

All resolutions are proposed as ordinary resolutions which require at least a simple majority of the votes cast to be in favour.

Resolution 1 – Approval and adoption of annual accounts and Directors' report 2024

The Directors are required to present to shareholders at a general meeting the Company’s accounts and the report of the Directors for the year ended 31 December 2024.

Resolution 2 – Approval of remuneration report 2024

This resolution seeks shareholder approval for the annual report on remuneration, which gives details of how payments and share awards were made to Directors in connection with their performance and that of the Company during the year ended 31 December 2024.

The remuneration report is prepared annually and is subject to an advisory shareholder vote.

Resolution 3 – Approval of remuneration policy

This resolution presents for approval the new remuneration policy for the Company.

The new policy can be found under the heading "Directors' Remuneration Policy" in the annual report on remuneration for the year ended 31 December 2024.

Once this policy is approved, the Company will not be able to make a remuneration payment to a current or future Director or a payment for loss of office to a current or past Director, unless that payment is consistent with the policy or has been approved by shareholders.

Resolution 4 – Approval of appointment of auditor

At each general meeting at which the accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. The board of directors of the Company has assessed the effectiveness of Macalvins Limited and recommends their appointment as auditor.

Macalvins Limited has agreed to act as the Company’s auditor in respect of the financial year ending 31 December 2025.

Resolution 5 – Remuneration of auditor

This resolution authorises the board of directors of the Company to determine the remuneration of the Company’s auditor.

Additional information for those entitled to attend the General Meeting

1.
A member entitled to attend and vote at the General Meeting is entitled to appoint another person as his/her proxy to exercise all or any of his/her rights to attend, speak and vote at the meeting and at any adjournment of it (including on any poll demanded at the meeting or any adjourned meeting). Such a member may appoint more than one proxy in relation to the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.
2.
A form of proxy which may be used to appoint a proxy and give proxy instructions is enclosed.
3.
To be valid, a copy of the completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, must be deposited at the Company's registered office or sent to GMSeptember2025@rezolve.com not later than 48 hours before the time fixed for the holding of the meeting (or, in the case of an adjournment of the meeting, 48 hours before the time appointed for the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day)).
4.
The return of a completed and signed instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, will not prevent a shareholder attending the meeting and voting in person should they wish to do so, subject to any restrictions regarding in person attendance at the meeting that may be introduced.

5.
A member which is a corporation may appoint one or more persons to represent it at the meeting and such persons may exercise, on that member's behalf, all of its powers as member, provided that, in the case of the appointment of two or more persons, they do not exercise voting rights over the same shares.
6.
The Company specifies that only those shareholders included in the register of members as at the close of business on 26 September 2025 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be entitled to attend and vote at the meeting (or any adjourned meeting) in respect of the numbers of shares registered in their names at that time. Changes to the register of members after close of business on 26 September 2025 or, in the event that the meeting is adjourned, to the register of members 48 hours before the time of the adjourned meeting (provided that for these purposes no account shall be taken of any part of a day that is not a working day) shall be disregarded in determining the rights of any person to attend or vote at the meeting (or any adjourned meeting).
7.
Voting on each of the resolutions to be put to the forthcoming meeting will be conducted by way of a poll, rather than on a show of hands.
8.
You may not use any electronic address provided either in this Notice or any related documents (including the Form of Proxy) to communicate for any purposes other than those expressly stated.